June 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. John Dana Brown

Re:	StepStone Group Inc.
Submission of Third Amended Draft Registration Statement on Form S-1
CIK No. 0001796022

Dear Mr. Brown:

On behalf of StepStone Group Inc., a Delaware corporation (the “Company”), we are electronically transmitting Amendment No. 3 to the Company’s draft registration statement on Form S-1 (the “Third Amended DRS”) on the date hereof. The Third Amended DRS includes changes made to update certain disclosure contained in Amendment No. 2 to the Company’s draft registration statement on Form S-1 submitted confidentially to the U.S. Securities and Exchange Commission (the “Commission”) on February 28, 2020 (the “Second Amended DRS”). To facilitate review, we have provided, on a supplemental basis, a copy of the Third Amended DRS that has been marked to show changes made to the Second Amended DRS.

If you have any questions regarding this confidential submission, please contact me at (212) 351-4034 or AFabens@gibsondunn.com.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

cc:	Jennifer Y. Ishiguro, Chief Legal Officer, StepStone Group Inc.

Eric M. Scarazzo, Gibson, Dunn & Crutcher LLP